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                                   HOGAN & HARTSON
                                        L.L.P.





ALAN L. DYE                                       COLUMBIA SQUARE
PARTNER                                           555 THIRTEENTH STREET, N.W.
DIRECT DIAL (202) 637-5737                        WASHINGTON, DC  20004-1109
INTERNET ALD@DC1.HHLAW.COM                        TEL. (202) 637-5600
                                                  FAX (202) 637-5910




                                   January 5, 1998




BY HAND


Shelley E. Parratt
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re:  Osiris Therapeutics, Inc.
          Registration Statement on Form S-1
          Filed July 17, 1997
          Commission File No. 333-31435

Dear Ms. Parratt:

          Enclosed is an application for the withdrawal of the above-referenced registration statement (the "Registration Statement"). We assume that the Form 8-A filed by Osiris on Novemer 24, 1997 also will be deemed withdrawn, given that, by virtue of Rule 12b-6 under the Securities Exchange Act of 1934, the withdrawal of the Registration Statement means that the Form 8-A cannot become effective.
          Enclosed separately is a request to withdraw the related confidential treatment request submitted pursuant to Rule 406 under the Securities Act of 1933.

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HOGAN & HARTSON L.L.P.


Securities and Exchange Commission
January 5, 1998
Page 2


     Please call me if you have any questions regarding the enclosed materials.
                                        Sincerely,


                                        /s/ Alan L. Dye

                                        Alan L. Dye

Attachment

cc:  James S. Burns
     Osiris Therapeutics, Inc.

     M. Kathleen Haller
     Amy Meltzer Starr
     Securities and Exchange Commission

     Jeffrey W. Preusse
     The Nasdaq Stock Market, Inc.